FMI Funds	Quarterly Review – September 30, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Provident Trust Strategy Fund
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective	Top Ten Equity Holdings
Seeks a combination of long-term growth of capital and	Cognizant Technology Solutions Corp.	6.9%
income to achieve a high total return.	DeVry, Inc.	5.9%
	Kohl's Corp.	5.8%
	Infosys Technologies Ltd. SP-ADR	5.8%
	Express Scripts, Inc.	5.7%
Manager - The FMI Provident Trust Strategy Fund (the “Fund”)	Accenture PLC	5.6%
is advised by Fiduciary Management, Inc. of Milwaukee. On	Walgreen Co.	5.2%
September 9, 2002, the shareholders of the Fund named	The Goldman Sachs Group, Inc.	5.0%
Provident Trust Company of Waukesha, Wisconsin as sub-	Charles Schwab Corp.	4.6%
advisor for investment management. Provident was founded in	The TJX Companies, Inc.	4.5%
1999 and is controlled by the principals of the firm.

Investment Professionals - J. Scott Harkness, CFA,	Portfolio Characteristics
President and Chief Executive Officer of Provident Trust	Weighted average market cap
Company, is responsible for day-to-day management of the	Median market cap	$26.5 billion
Fund.	P/E ratio (forward 4 quarters)	$15.7 billion
	Estimated L-T earnings growth rate	18.3x
	Return on equity (ROE)	16.0%
Strategy - Provident Trust Company is a concentrated core	Number of holdings	20.2%
growth equity manager seeking to exceed the S&P 5001		17
domestic stock market index return over full investment
cycles. (A typical investment cycle lasts 5-7 years and
includes both a 30% advance and a 20% decline.)
FMI Provident Trust Strategy Fund can flexibly allocate assets between stocks, bonds and money markets to moderate
volatility, and selects common stocks of all market
capitalizations, generally of companies having a market
capitalization of $1 billion or more at the time of purchase.
Stock selection criteria includes improving revenue and
earnings growth, increasing margins, significant management
stock ownership, and upward valuation potential. The Fund is a non-diversified investment company; please see the
prospectus for further details.

Fund Information Inception Date Net Assets Net Asset Value Expense Ratio Ticker	12/30/1986 $99.8 million $7.36 1.00% FMIRX

Performance	Q3 2009	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	13.41%	2.87%	1.70%	6.35%	2.65%	9.64%
S&P 500¹	15.61%	-6.91%	-5.42%	1.02%	-0.15%	9.17%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The Fund gained +20.66% for the nine months ended 9-30-09, modestly ahead of S&P 500's +19.26% return. Since the March 2009 stock market low, 99% of new mutual fund cash flow was allocated to bonds, with active equity funds suffering modest withdrawals. Because we believe stock market peaks coincide with maximum investor enthusiasm and participation, we are encouraged by this conservative investor behavior. Growth stocks are a rare commodity in a low growth economic world; we expect valuations for growing companies will rise in 2010.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance since the above time period may be higher or lower than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com).  Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money.  The prospectus contains this and more information.  Please read the prospectus carefully before investing.

1The Standard & Poor’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange.  The Standard & Poor’s Ratings Group designates the stocks to be included in the Index on a statistical basis.  A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding).  Stocks may be added or deleted from the Index from time to time.